EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends

	Year Ended December 31,					Six Months Ended June 30, 2007
(In Thousands)	2002	2003	2004	2005	2006
Earnings:

Loss before income taxes	$(5,636)	$(12,775)	$(17,952)	$(23,805)	$(29,628)	$(26,665)
Add: Fixed charges	8	59	64	104	107	58
Less: Capitalized interest	—	—	—	—	—	—

Coverage deficiency	$(5,628)	$(12,716)	$(17,888)	$(23,701)	$(29,521)	$(26,607)

Fixed Charges:
Interest expensed	$3	$3	$4	$5	$5	$2
Estimated interest portion of rent expense	5	56	60	99	102	56

Fixed charges	$8	$59	$64	$104	$107	$58

Ratio of earnings to fixed charges (1)	(704)	(216)	(280)	(228)	(276)	(459)

(1)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings consist of net loss before fixed charges. Fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest.